UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

AMENDMENT NO. 3
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOURNAL COMMUNICATIONS, INC.
(Name of Subject Company)
JOURNAL COMMUNICATIONS, INC.
(Name of Filing Person)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Steven J. Smith
Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
(414) 224-2425
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$143,887,178	$ 18,231

*	Estimated in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, solely for purposes of calculating the filing fee based upon the average of the high and low sale prices of the Company’s class A common stock (into which the Company’s class B common stock is convertible on a one-for-one basis) on the New York Stock Exchange on May 11, 2004. This amount assumes the purchase of a total of 8,020,467 shares of class B common stock, par value $0.01 per share.
**	The fee is $126.70 per $1,000,000 of the aggregate transaction valuation, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #7, effective January 28, 2004.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	$18,231	Filing Party:	Journal Communications, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 17, 2004

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the “Company”), to purchase up to 8,020,467 shares of its class B common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price per share equal to the average of the closing price of the Company’s class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”); which, as each may be amended and supplemented from time to time, together constitute the “Offer.”

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET

        Item 1 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

        The information set forth in “Summary Term Sheet/Questions and Answers About Our Offer” is amended by amending and restating the first sentence of the answer to Question 13 as follows: “We will pay the tender offer price for the shares we accept for purchase in cash, without interest, promptly after the expiration of our offer and the acceptance of the shares for payment.”

ITEM 4.    TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

        (a)   The information set forth in Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is amended by amending and restating the first paragraph under the subheading “Determination of Validity” as follows:

        “All questions as to the tender offer price, the number of shares to be accepted and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tendered shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares determined by us not to be in proper form or if the acceptance for payment of, or payment for, such shares may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender with respect to any particular shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we, any of our affiliates, Wachovia nor any other person or entity is under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.”

        (b)   The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the introductory paragraph thereof as follows:

        “Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after May 17, 2004, and prior to the expiration of the offer, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, excluding any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:"

SIGNATURE

        After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this amendment to the statement is true, complete and correct.

Dated: June 4, 2004	JOURNAL COMMUNICATIONS, INC.
By: /s/ Mary Hill Leahy
Mary Hill Leahy
Senior Vice President and General Counsel

EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated May 17, 2004.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(5)(i)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated May 17, 2004.*

99(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

99(a)(5)(iii)	Schedule of Question/Answer Sessions regarding the Tender Offer for Class B Shares.*

99(a)(5)(iv)	Employee communication, dated May 17, 2004, regarding commencement of the tender offer and the recent announcement from the Journal Credit Union.*

99(a)(5)(v)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated May 26, 2004.*

99(b)	Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(1)	Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(2)	Articles of Incorporation of The Journal Company (now known as Journal Communications, Inc.) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

*	Previously filed.